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Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes	$175,439	$95,024	$41,915	$(21,569)	$(13,531)
Less: Capitalized interest	(5,203)	(5,325)	(8,043)	(4,487)	(705)
Add:
Fixed charges	78,829	53,126	39,329	17,978	1,059
Amortization of capitalized interest	471	304	71	19	—

Adjusted earnings	$249,536	$143,129	$73,272	$(8,059)	$(13,177)

Fixed charges:
Interest expense	$27,850	$20,339	$13,816	$7,328	$705
Amortization of debt costs	1,047	670	316	67	—
Rent expense representative of interest	49,932	32,117	25,197	10,583	354

Total fixed charges	$78,829	$53,126	$39,329	$17,978	$1,059

Ratio of earnings to fixed charges(1)	3.17	2.69	1.86	—	—

(1)
Earnings were inadequate to cover fixed charges by $26.0 million, and $14.2 million for the years ended December 31, 2000 and 1999, respectively.

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  Exhibit 12.1
JETBLUE AIRWAYS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)